P.V. NANO CELL LTD.

8 Hamasger Street

Migdal Ha’Emek, Israel 2310102

July 2, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of Manufacturing and Construction

Re:	P.V. Nano Cell Ltd.
Registration Statement on Form F-1 Filed on June 27, 2019 File No. 333-232379

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, P.V. Nano Cell Ltd. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form F-1 (File No. 333-232379) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on Friday, July 5, 2019, or as soon thereafter as may be practicable.

Please contact Jonathan M. Nathan, Adv. of Meitar Liquornik Geva Leshem Tal at +972-610-3182 with any questions you may have concerning this request. In addition, please notify Mr. Nathan when this request has been granted.

Very truly yours,

P.V. NANO CELL LTD.

By:	/s/ Evyatar Cohen
	Name:	Evyatar Cohen
	Title:	Chief Financial Officer

cc:	Shachar Hadar

Jonathan M. Nathan

(Meitar Liquornik Geva Leshem Tal, Law Offices)